

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Aaron P. Graft
Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive, Suite 1700
Dallas, TX 75251

> **Re: Triumph Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 8, 2014**
> **CIK No. 0001539638**

Dear Mr. Graft:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on August 8, 2014

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented (or intends to present) to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that were published or distributed (or are published before you file publicly) in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please revise your submission to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933. Further note that since the price range and the number of shares trigger a number of disclosure matters, we will need sufficient time to process the amendment when it is included and its impact on disclosure throughout the document may cause us to raise issues in areas upon which we have not previously commented.

Prospectus Summary, page 1

Overview, page 2

3.   Please disclose the percentage of total revenue generated from each business segment as of the latest quarter.

Risk Factors, page 15

Our asset management business…, page 24

4.   You disclose many risks related to the CLOs in this risk factor. Please list each risk separately under an appropriate heading that identifies the specific risk. Consider adding a separate section such as 'Risks Pertaining to our Asset Management Business.'

5.   We note your disclosure that you are in a first-loss risk position for the CLOs and CLO warehousing arrangements that you manage. Please revise to disclose your exposure as of a recent date.

Our asset manager has entered…, page 25

6.   Revise to disclose more information about your and your consolidated subsidiaries' investments in the CLOs originated by Triumph Capital Advisors. For example, please disclose the amount that you and your subsidiaries have already invested, identifying the relative risk profile of the relevant tranches, and summarize any policies that you or your subsidiaries have with respect to investment in the Triumph Capital Advisors CLOs. Make corresponding disclosure when discussing your asset management services on page 55.

Use of Proceeds, page 44

7.   We note that you intend to reserve any remaining net proceeds after repurchasing your TARP preferred stock and retiring your senior secured indebtedness for future growth, including potential acquisitions. Please revise, if applicable, to disclose the status of any negotiations with respect to any future acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K.

Business, page 55

8.   Please disclose more information about the source and composition of the loans underlying the CLOs.

Management's Discussion and Analysis…, page 63

9.   Given the significant impact the acquisition of NBI has had on your credit metrics and trends, please revise to discuss the following:

- How your accounting for acquired loans impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

- Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition. For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

Security Ownership of Beneficial Owners and Management, page 118

10.   Please disclose the natural person(s) who controls each beneficial owner that is not a natural person. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Financial Statements

11.   Please revise to update the financial statements in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Note 16 – Fair Value Disclosures, page F-75

12.   Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Exhibit Index

13.   Please file all outstanding exhibits with your next amendment, except for the consents of auditors and other experts which may be properly omitted when you submit your registration statement in draft form.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney

cc: Via E-mail
        Mark F. Veblen, Esq.